Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Iconic Sports Acquisition Corp. (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated May 10, 2021, except for the second paragraph of Note 9 as to which the date is October 6, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Iconic Sports Acquisition Corp. as of April 20, 2021 and for the period from April 15, 2021 (inception) through April 20, 2021, appearing in the Registration Statement on Form S-1, as filed (File No. 333-260096), of Iconic Sports Acquisition Corp.

/s/ Marcum llp

Marcum llp

Melville, NY

October 21, 2021